CONTACT:

Dee Ann Johnson
(412) 456-4410

                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  January 27, 2006. . . . . Ampco-Pittsburgh Corporation
(NYSE: AP) announced sales of $69,126,000 and $246,999,000 for the quarter and year ended December 31, 2005, respectively, against $51,506,000 and $202,861,000 for the same periods of the prior year. Net income for the three and twelve months ended December 31, 2005 approximated $8,277,000 or $0.85 per share and $15,036,000 or $1.54 per share, respectively, in comparison to the flood-impaired results of the prior year of $(3,066,000) or $(0.32) per share and $(2,599,000) or $(0.27) per share for the three and twelve months ended December 31, 2004, respectively. In addition to tax benefits realized during the year, the Corporation released valuation allowances previously provided against deferred tax assets primarily of the United Kingdom operation related to net operating loss carryforwards which reduced the Corporation's tax provision and improved net income by approximately $3,600,000 or $0.37 per share for the three and twelve months ended December 31, 2005. The release is due to expectations that future earnings will be sufficient to utilize such loss carryforwards.

     Income from operations for the quarter and year ended December 31, 2005 approximated $5,401,000 and $14,701,000, respectively, in comparison to losses of $(3,411,000) and $(2,224,000) for the same periods of the prior year. The improvement in sales and operating income reflects the strength of demand by the steel industry throughout the world for the Corporation's forged and cast rolls. Additionally, the fourth quarter of 2004 was impacted by curtailed operations at the principal forged roll finishing plant as a result of flooding. Operating income for 2005 includes $2,320,000 of proceeds from the flood-related business interruption insurance claim which were received during the second quarter of 2005.

     Backlog of orders for rolls is at an all-time high and while activity levels of the Air & Liquid Processing group are flat, the Corporations' operating income is expected to further improve in 2006.


                                   # # #





                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY




                             Three Months Ended Dec 31,      Year Ended Dec 31,
                               2005        2004              2005        2004



Sales                        $ 69,126,000 $ 51,506,000  $246,999,000 $202,861,000


Income (loss) from operations   5,401,000   (3,411,000)   14,701,000   (2,224,000)
Other income (expense) - net      251,000     (603,000)      137,000     (359,000)

Income (loss) before
 income taxes                   5,652,000   (4,014,000)   14,838,000   (2,583,000)
Income tax (benefit)
 provision                     (2,625,000)    (948,000)     (198,000)      16,000

Net income (loss)            $  8,277,000 $ (3,066,000) $ 15,036,000  $(2,599,000)


Earnings per common share:

  Basic                      $       0.85 $     (0.32)  $       1.54  $     (0.27)

  Diluted                    $       0.84 $     (0.32)   $      1.53  $     (0.27)




